UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-6F/A

AMENDMENT NO. 1 TO
NOTICE OF INTENT TO ELECT TO BE SUBJECT TO
SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned company (the “Company”) previously notified the Securities and Exchange Commission on Form N-6F filed on October 18, 2006 that it intended to file a notification of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submitted the following information:

Name: GSC Investment LLC

Address of Principal Business Office (No. and Street, City, State, Zip Code):

12 East 49th Street, Suite 3200
New York, New York 10017

Telephone Number (including area code): (212) 884-6200

Name and address of agent for service of process:

David L. Goret
GSC Investment LLC
12 East 49th Street, Suite 3200
New York, New York 10017

     This Amendment No. 1 to the Company’s Form N-6F filed on October 18, 2006 is necessary because of delays in the completion of the Company’s registration statement, which delays were unforeseen at the time of the original filing.

     The undersigned Company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to Sections 55 through 65 of the Act within ninety days of this filing. The Company would be excluded from the definition of an investment company by Section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURES

     Pursuant to the requirements of Section 6(f) of the Act, the undersigned Company has caused this notice of intent to elect to be subject to Sections 55 through 65 of the Act pursuant to Section 54(a) of the Act to be duly executed on its behalf in the city of Florham Park and the state of New Jersey on the 12th day of January 2007.

GSC Investment LLC

/s/ Richard J. Allorto, Jr.

By:	Richard J. Allorto, Jr.
Title:	Chief Financial Officer

Attest: /s/ David L. Goret
By: David L. Goret
Title: Vice President and Secretary